
July 9, 2010

Andrew Chien
SEC Filing Agency
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re:** **USChina Taiwan Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 28, 2010**
> **File No. 333-165526**

Dear Mr. Chien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please clarify your disclosure in the prospectus regarding the transactions that preceded your filing of this registration statement. On page 34, you state that 1,102,500 shares of common stock were sold to Mr. Hong on March 9, 2010 at par value plus his contribution to cover the expenses of USChina Taiwan going public. On page 15 you state that the 1,102,500 shares of common stock were sold to Mr. Hong at a price substantially less than the offering price of the shares being offered to investors in this offering. Please disclose the consideration paid by Mr. Hong for the 1,102,500 shares of common stock of USChina Taiwan that he purchased on March 9. Please disclose the amount of his contribution for the expenses of USChina Taiwan going public and indicate the dates those amounts were paid.

2.   We have reviewed your response to comment 4 in our letter dated June 23, 2010 in which we referred you to Staff Legal Bulletin No. 4 available on our website at http://www.sec.gov/interps/legal/slbcf4.txt. This staff legal bulletin states our views regarding whether Section 5 of the Securities Act of 1933 applies to spin-offs and whether a subsidiary must register a spin-off of shares under the Securities Act. Based on your responses to our comments and the information in your filings, it appears that the spin-off of USChina Taiwan from USChina Channel does not meet the conditions described in Staff Legal Bulletin No. 4 where the subsidiary does not need to register the spin-off under the Securities Act. It appears that this spin-off of USChina Taiwan should have been registered on a registration statement under the Securities Act of 1933 at the time of its occurrence in March 2010. Please revise your disclosure in the prospectus to include a discussion of your obligation to register this spin-off and the fact that you did not do so. Please also revise your prospectus to discuss potential rescission rights that your shareholders may have as a result of your not registering the spin-off. Please include risk factor disclosure regarding the potential rescission rights.

Risk Factors, page 7

3.   Please refer to comment 8 in our letter dated June 23, 2010. We are reissuing that comment in part. Please note that this comment focuses on the risk factor *subheadings*. Please update Risk Factors 3, 9 and 11, similarly to how you have updated the other Risk Factors, so that each one conveys the specific risk to you. Currently, these *subheadings* merely state a general risk or a fact about your business. Please revise throughout as necessary to identify briefly in your *subheadings* the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

9. We are planning to serve small companies . . . ., page 10

4.   Please refer to comment 12 in our letter dated June 23, 2010. We are reissuing that comment in part. Please revise this risk factor to:

- remove the mitigating disclosure regarding the new economy development opportunities in Taiwan;

- remove unnecessary, non-risk-focused disclosure regarding Taiwan found in the second and third paragraphs of this risk factor.

Provide only that amount of detail necessary to understand the risk faced by investors. Avoid extraneous information and unnecessary background. In addition, get to the risk as quickly as possible.

20. There is no trading market …, page 14

5.   Please revise to delete all references to "listing."

Selling Shareholders, page 17

6.   Please refer to comment 16 in our letter dated June 23, 2010. We are reissuing
        that comment because we do not understand your response. You disclose that you
        will not receive any proceeds from the sale of the shares by the selling
        shareholders except the proceeds paid by USChina Channel of $122.50. Please
        explain why USChina Channel will be paying you in conjunction with this selling
        shareholder offering and how this amount was calculated to be $122.50.

Board of Directors and Executive Officers, page 22

Directors, page 22

7.   Please provide additional details regarding Mr. Hong's prior experience
        "monitoring the process of auditing and SEC filings, and budget control of the
        processes" so that investors will have a better understanding of Mr. Hong's
        background and experience.

Our Strategy, page 27

b. Consulting for going public in USA or Canada:, page 27

8.   We note your response to comment 21 in our letter dated June 23, 2010 but are
        reissuing that comment. It appears that Mr. Hong has no or limited business
        experience related to providing business consulting services to small and medium
        sized private companies in Taiwan, specifically as it relates to taking such
        companies public in the U.S. or Canada.   If true, please revise to clearly state this
        fact.

9.   We note your statement that you plan to get 30% of the revenue from the
        performance of the sub-contracts with USChina Channel. We note that USChina
        Channel had no revenues for its 2008 and 2009 fiscal years and appears to have
        had no revenue to date. If true, please revise your disclosure to state that
        USChina Channel has had no revenues to date. Alternatively, remove your
        disclosure regarding your expectations of revenues from sub-contracts with
        USChina Channel.

c. Private financing, most in Taiwan:, page 27

10.   Please provide a basis for the statement you make regarding Mr. Hong's extensive
        business and official relationships.

Management's Discussion and Analysis or Plan of Operation, page 30

11.   We note your response to prior comment 25. Your accounting for such
        transaction, specifically what you mean by, "periodically report the imputed

interest of every year as additional paid-in capital because the loan with no specific terms of repayment." Please tell us how you plan to account for this interest, including the length of time you will amortize such imputed interest, the frequency of your accounting for this transaction, and the initial and subsequent accounting entries to record such transaction.

Certain Relationships and Related Transactions, page 34

12. We note your response to comment 28 in our letter dated June 23, 2010 but are reissuing that comment. Please describe how the amount of money that Mr. Andrew Chien is being paid to act as file agent in conjunction with this registration statement was arrived at.

Financial Statements

General

13. We note your response to prior comment 29 and reissue the comment as the details of this transaction continue to remain unclear. Please tell us the following:

   a. Total amount of cash provided by Mr. Hong, the dates such amounts were provided, and the goods or services received by Mr. Hong in exchange for such payment or payments;

   b. How the amount of $29,985, noted in your response as Mr. Hong's costs for purchasing 1,102,000 shares, relates to the amount of $31,210 for 1,102.500 shares sold to Mr. Hong on March 9, 2010 based on your disclosure in note 5;

   c. How amount of Mr. Hong's purchase of 1,102,500 shares relates to the amount of $29,985 incurred by the company for services provided by Mr. Chien; and

   d. Whether the selling shareholders provided the company $1,225 for the sale of the remaining 122,500 outstanding shares of common stock, considering that your disclosure on page 26 indicates that you distributed 122,500 shares "as dividends of USChina Channel shareholders."

Signatures, page 55

14. We note your response to comment 31 in our letter dated June 23, 2010 but are reissuing that comment. Please revise the introductory paragraphs to both signatures to conform to the requirements of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel